EXHIBIT 12.1
Federal Home Loan Bank of Des Moines
Computation of Earnings to Fixed Charges
(numbers in thousands)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before assessments	$134,507	$122,049	$123,841	$97,613	$181,077
Fixed charges	420,301	421,671	535,738	667,283	872,875
Total earnings	554,808	543,720	659,579	764,896	1,053,952

Fixed Charges:
Interest expense:
Consolidated obligations	419,987	420,817	534,710	666,209	871,106
Deposits	68	115	368	492	1,179
Borrowings from other FHLBanks	1	1	1	1	3
Securities sold under agreement to repurchase	—	—	—	—	—
Mandatorily redeemable capital stock	245	317	238	211	164
Total interest expense	420,301	421,250	535,317	666,913	872,452
Estimated component of net rental expense
Rent expense	1,361	1,261	1,264	1,109	1,268
Factor[1]	33.33%	33.33%	33.33%	33.33%	33.33%
Estimated component of net rental expense	454	420	421	370	423
Total fixed charges	420,755	421,670	535,738	667,283	872,875

Ratio of earnings to fixed charges	1.32	1.29	1.23	1.15	1.21

1    Represents one-third of rental expense related to the Bank's operating leases.